Form ATS-N filing for ATS-6 (RPOOL)

Part Number	Item Number	Question	Answer
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter an order (as described in Part III, Item 7(a)) or a conditional indication (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) as agent or riskless principal on behalf of retail customers; or (iii) as agent or riskless principal on behalf of eligible institutional customers of MS&Co and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers. Please see Part III, Item 2(b) for additional information regarding eligibility. Such orders (including any orders resulting from any conditional match with a conditional indication, as described in Part III, Item 9(a)) are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. Since the effective date of the initial Form ATS-N for ATS-6, the following affiliates have executed in ATS-6: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB)

Part Number	Item Number	Question	Answer
			- Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley ~~Uruguay Ltda~~Latam LLC~~.~~ (~~foreign~~non BD) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) - Morgan Stanley Fixed Income Ventures Inc. (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-6. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-6 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.